

July 2, 2014

Thomas J. Friedmann, Esq.
Dechert LLP
1900 K Street, N.W.
Washington, DC 20006

Re: WhiteHorse Finance, Inc.
        File Nos. 333-196436 and 814-00967

Dear Mr. Friedmann:

On June 2, 2014, you filed a registration statement on Form N-2 for WhiteHorse Finance, Inc. (the "Fund"), a business development company ("BDC"), in connection with the shelf registration of $500 million of the Fund's common stock, preferred stock, warrants representing rights to purchase shares of its common stock, preferred stock or debt securities, subscription rights, and debt securities, for offering to the public by the Fund and by certain selling holders of the Fund's common stock. We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Cover Page

1.   The third paragraph on this page states that the Fund may offer the securities being registered by this registration statement "together or separately." Please provide us with the following:

- An explanation as to why some combination of common stock, preferred stock, and debt securities offered together should not be deemed a separate security;

- An example of how these securities would be offered and priced together; and

- An explanation of how the Fund will ensure that common stock sold together with preferred stock and/or debt securities is priced in a manner that would not result in common shares sold below net asset value. <u>See</u> Section 23(b) of the Investment Company Act of 1940 (the "Investment Company Act").

In addition, please include an undertaking in Part C of the registration statement to file for staff review a post-effective amendment under Section 8(c) of the Securities Act of 1933 (the "Securities Act") with respect to any offering of some combination of common stock, preferred stock, or debt securities together. We may have further comments after reviewing your response.

Prospectus Summary — WhiteHorse Finance (Page 2)

2.   The third paragraph of this section states that the Fund invests primarily in securities rated below investment grade or that may be rated below investment grade if they were rated, that these securities are referred to as "junk bonds," and that they are viewed as speculative because of concerns regarding the issuer's capacity to pay interest and repay principal. Please add these disclosures to the cover page of the prospectus.

Fees and Expenses — Example (Page 11)

3.   The last paragraph in this section provides the expenses that a shareholder would pay if the 5% annual return used in the Example was derived entirely from capital gains subject to the incentive fee. Please provide this information as a separate line item in the table above this paragraph.

Risk Factors — Risks Relating to Our Business and Structure — *Our incentive fee structure may create incentives for our Investment Adviser that are not fully aligned with the interests of our stockholders and may induce our Investment Adviser to make speculative investments*. (Page 24)

4.   The last paragraph in this section states that, because of the terms of the Incentive Fee Cap and Deferral Mechanism, investors who acquire Fund shares may pay incentive fees on income and capital gains that were paid to the Fund's shareholders prior to such investors becoming shareholders. Please add this risk to the Summary Risk Factors on page 8 of the prospectus.

Risk Factors — Risks Related to our Investments — *Our investments may be risky, and you could lose all or part of your investment.* (Page 31)

5.   Please state in this section that the Fund's investments in debt securities will be primarily rated below investment grade or would be rated below investment grade if they were rated,

include the term "junk bonds" in this disclosure, and describe the speculative characteristics of this type of investment.

Risk Factors — Risks Relating to an Investment in our Senior Notes (Page 38)

6.   This section describes the risks related to an investment in the Fund's "Senior Notes." The disclosure in the "Senior Notes" section on page 56 of the prospectus states that the Senior Notes rank senior to the Fund's unsecured term loan, while the disclosure in the "Unsecured Term Loan" section on page 56 states that the unsecured term loan was amended to extend the maturity date of the loan by one year to July 3, 2015. Please add these disclosures to this section. Also, please disclose the maturity date and coupon rate of the Senior Notes in this section.

Risk Factors — Risks Relating to an Investment in our Common Stock — *There is a risk that investors in our equity securities may not receive distributions or that our distributions may not grow over time and a portion of our distributions may be a return of capital.* (Page 41)

7.   Please state in this section that a return of capital is a return to investors of a portion of their original investment in the Fund rather than income or capital gains, and describe the short term and long term tax implications for shareholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Reserves — *Distributions* (Page 56)

8.   The second paragraph of this section states that, during the three months ended March 31, 2014, distributions to stockholders included a return of capital. Please explain to us whether the Fund provided shareholders with notices regarding the return of capital portion of these distributions pursuant to Rule 19a-1 under the Investment Company Act.

Determination of Net Asset Value — Determinations in Connection with Offerings (Page 110)

9.   The first paragraph of this section states that, in connection with each offering of Fund shares, the board of directors is required to determine that the Fund is not selling its shares at a price below NAV. The second paragraph of this section states that, "[i]mportantly, this determination will not necessarily require that we calculate the NAV of our common stock." Since Section 23(b) of the Investment Company Act, which applies to BDCs through Section 63 of the Investment Company Act, states that no registered closed-end company shall sell any common stock of which it is the issuer at a price below its current net asset value, "which net asset value shall be determined as of a time within forty-eight hours" prior to the date of sale of the common stock, please revise this section to comply with Section 23(b).

Regulation — JOBS Act (Page 141)

10.   The last paragraph of this section discloses that the Fund has made an irrevocable election not to take advantage of the exemption from new or revised accounting standards available to it under the JOBS Act, and that the Fund will therefore be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. However, disclosure in the third full paragraph on page 30 of the prospectus states that the Fund *is* taking advantage of the extended transition period available to emerging growth companies to comply with new or revised accounting standards. Similar disclosures on pages F-14 and F-38 indicate that the Fund is taking advantage of the extended transition period. Please correct these inconsistencies.

        In addition, since the Fund originally elected to avail itself of this exemption in its previous registration statements, if the Fund has now made an irrevocable election not to take advantage of this exemption, please add this disclosure to the cover page of the prospectus immediately following the statement that the Fund is an emerging growth company under the JOBS Act.

Consolidated Statements of Assets and Liabilities (Page F-2)

11.   In future financial statements, please include a line item for "Commitments and Contingencies," along with a reference directing the reader to the related footnote in the Fund's Notes to Financial Statements (*i.e.*, Note 7). See Regulation S-X Rule 6-04.15.

Consolidated Statements of Change in Net Assets (Page F-4)

12.   In future financial statements, please provide the source of distributions on the Statement of Changes in Net Assets, including the estimated return of capital disclosed on page 57 of the prospectus. See Regulation S-X Rule 6-09.3.

Notes to Consolidated Financial Statements — Note 7 — Financial Highlights (Page F-24)

13.   The footnote number for the Financial Highlights is "Note 7." However, the "Commitment and Contingencies" footnote immediately prior to the Financial Highlights is also "Note 7." Please ensure proper numbering in future financial statements.

        Also, in future filings, please include the character of the "Distributions Declared" line item, including the estimated return of capital disclosed on page 57 of the prospectus. See Item 4.1 of Form N-2.

        Finally, footnote (2) states that the Adviser irrevocably waived $344,000 of base management fees for the quarter ended March 31, 2014. In future financial statements, please disclose on the Statement of Operations the gross amount of advisory fees incurred with a separate line disclosing the waived amounts of advisory fees. See Regulation S-X Rule 6-07.2(g).

PART C

14.   Please file as an exhibit to your next pre-effective amendment a legality opinion and related consent of counsel with respect to each category of security being registered. In this regard, it appears that the terms of the actual offerings from this registration statement have not yet been authorized by the Fund's Board of Directors. Therefore, in your response letter, please provide an undertaking on behalf of the Fund to file an unqualified legality opinion and related consent of counsel, consistent with Staff Legal Bulletin No. 19 (Oct. 14, 2011), in a post-effective amendment with each take-down from this shelf registration statement.

In addition, please file as exhibits to your next pre-effective amendment forms of prospectus supplements for each particular type of security the Fund expects to offer. Finally, please provide us with a representation that, if the Fund determines to offer any type of debt that is materially different from the types of debt for which the Fund has filed forms of prospectus supplements, it will file a post-effective amendment to the registration statement that must be accelerated by the staff, and include a form of prospectus supplement with respect to the new type of debt.

GENERAL COMMENTS

15.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

16.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

17.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

18.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel